

Mail Stop 6010

February 19, 2008

VIA U.S. MAIL and FACSIMILE

Robin Risser
Advanced Photonix, Inc.
Chief Financial Officer and Director
2925 Boardwalk
Ann Arbor, Michigan 48104

> **RE:** **Advanced Photonix, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2007**
> **Filed June 29, 2007**
> **Form 10-Q for the quarterly period ended December 28, 2007**
> **File No. 001-11056**

Dear Robin Risser:

We have reviewed your filing and have the following comments. We have limited our review of your filing to only your financial statements and related disclosures and we do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended March 31, 2007

Summary of Contractual Obligations and Commitments, page 27

1.   Please tell us if you have included the capital lease obligation under the Master
        Equipment Lease Agreement in the contractual obligations table as of March 31,
        2007. Refer to Item 303 of Regulation S-K.

Consolidated Financial Statements

Report of Independent Registered Accounting Firm, page 29

2.   We see that your audit repot is signed by Farber Hass Hurley & McEwen LLP. It
        appears that the accounting firm is registered with the PCAOB as Farber Hass
        Hurley LLP. Please tell us why the auditors did not sign the audit report with the
        same name that is registered with the PCAOB. See Section 102 of the Sarbanes-
        Oxley Act of 2002.

Consolidated Balance Sheets, page 31

3.   We see that you present the Class A redeemable convertible preferred stock at the
        realizable liquidation preference amount. We note on page 45 that the preferred
        stock is redeemable at the company's option. Please tell us why the presentation
        at liquidation amount is appropriate and the accounting guidance upon which you
        relied. We refer you to SAB Topic 3C and EITF Topic D-98.

Consolidated Statement of Operations, page 32

4.   We reference the expense titled, "wafer fabrication relocation expense" and the
        discussion on page 6 of the relocation of your semiconductor fabrication and the
        corporate headquarters. We also see that you incurred expenses during fiscal year
        2008 related to the consolidation of your Dodgeville facility. To the extent these
        costs were incurred as part of a formal restructuring plan accounted for pursuant
        to SFAS 146, please revise future filings to provide the financial statement
        disclosures required by paragraph 20 of the Statement as well as the MD&A
        discussions called for in SAB Topic 5-P. Please show us the disclosure you plan
        to provide, as applicable.

5.   We note that you present stock-based compensation charges as a separate line
        item on the face of your statement of operations. Consistent with the guidance in
        SAB Topic 14-F, please revise the future filings to present the expense related to
        share-based payment arrangements in the same line or lines as cash compensation
        paid to the same employees. As an alternative, you may present the amount

related to stock-based compensation in a parenthetical note to the appropriate income statement line items or in the footnotes to the financial statements or within MD&A.

6. Please explain to us how you arrive mathematically at the net income (loss) balance. That is, it does not appear that the summation of the income (loss) before provision (benefit) for income taxes less the total provision (benefits) for income taxes equals the net income (loss). Please advise or revise as appropriate.

Notes to Consolidated Financial Statements

Summary of the Company and Significant Accounting Policies

Revenue Recognition, page 38

7. In your response and in future filings, please provide a more substantive discussion of your specific revenue recognition policy for all significant products and services. The policy should address, where significant, customer acceptance, return policies, post shipment obligations, warranties, credits and discounts, rebates, price protection or similar privileges and how these impact revenue recognition. Also provide an analysis that explains your revenue recognition practices and demonstrates that your policies are SAB 104 compliant.

8. As a related matter, we see from page 11 that you sell to distributors and that those distributors sometimes maintain an inventory of products. In your response, please describe the significant terms of your agreements with distributors, including payment terms, return or exchange rights, price protection, and other significant matters. Discuss your consideration of consignment accounting in circumstances where the distributor maintains an inventory of products. Revise future filings to clarify. Refer to SAB 104 and SFAS 48 as necessary in your response.

Note 2. Inventories, page 41

9. We note that the inventory allowance significantly decreased at March 31, 2007 compared to March 31, 2006. Please note that under SAB Topic 5-BB inventory reserves are permanent reductions of inventory cost that may not be reversed until the related inventory is sold or otherwise disposed. In your response and in future filings, please describe the facts and circumstances leading to the significant reduction in the inventory reserve as of March 31, 2007. Clarify how your accounting is compliant with SAB Topic 5-BB. In addition, if material, please revise your MD&A in future filings to discuss the impact on cost of sales of subsequent sales of inventory that had previously been impaired, as applicable.

Note 4. Intangible Assets and Goodwill, page 41

10.   We reference the impairment of a customer list of $349,000 and goodwill of
        $140,000 during fiscal year 2007. Please tell us and revise future filings to
        describe the facts and circumstances that led to the impairment, as required by
        paragraphs 46 and 47 of SFAS 142. Your discussion should focus on the business
        reasons that the impairment occurred, not the mechanics of the calculation.

11.   Please respond to the following comments regarding the acquisition of Picotronix,
        Inc. in May 2005.

        •   We see that you recorded intangible assets of $14.9 million, and reference the
            disclosure that this amount represents the "excess of cost over fair value of net
            assets." Please note that acquired intangible assets should be recorded at the
            estimated fair value with the excess of cost over fair value of net assets
            (including intangible assets) acquired being recorded as goodwill. Please
            refer to paragraphs 37, 39 and 43 of SFAS 141 and show us that your
            accounting for the acquisition complies with the accounting literature.
        •   Please tell and disclose in future filings how you determined the fair value of
            intangible assets acquired.
        •   Please describe the nature of the $10.9 million technology asset recorded in
            the acquisition and tell us how it meets the requirements of paragraph 39 and
            A14 of SFAS 141.
        •   Please revise future filings to provide all of the disclosures required by
            paragraphs 51 and 52 of SFAS 141. We note that these disclosures were not
            provided in the period that the material business combination occurred.

Note 6. Long-Term Debt and Notes Payable, page 43-45

12.   Please tell us and disclose in future filings where the obligation related to the
        capital lease is recorded in the balance sheet. Additionally, please tell us where
        you have provided the disclosures required by paragraph 16(a) of SFAS 13.

13.   Please revise future filings to disclose how you valued the stock purchase
        warrants issued in connection with the debt tranches. Please describe the methods,
        models and assumptions.

14.   Please reconcile the debt maturity table to the face of your balance sheet.

Note 11. Income Taxes, page 48

15.   Please tell us how the federal income tax in this footnote reconciles with the taxes
        disclosed in the consolidated statement of operations.

16.   We see that you continue to record a deferred tax asset despite continuing and cumulative losses in recent years. We also see that you continue to report losses in fiscal year 2008. Please tell us why you believe a full valuation allowance is not necessary since your deferred tax assets appear to only be realizable through income from long-term future operations, as estimated through projections. Please discuss the material assumptions underlying your determination that it is more likely than not that the net asset will be realized. We refer you to paragraphs 23 through 25 of SFAS 109.

Note 17. Fourth Quarter Adjustments, page 53

17.   We see that you have disclosed a number of quarterly adjustments to net loss. Please provide explanations for these adjustments in future filings.

Item 9A. Controls and Procedures, page 53

18.   We note your disclosure that management has concluded that your disclosure controls and procedures are effective "in alerting them in a timely manner to material information required to be disclosed ..." The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. However, if you do not wish to eliminate this language, please revise so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

Exhibit 31.2 Certifications

19.   In future filings, please revise to remove the title of the certifying individual in the first line of the 302 certification.

Form 10-Q for the quarterly period ended December 28, 2007

Condensed Consolidated Financial Statements

Note 5. Detail of Certain Asset Accounts, page 10

20.   We see that during the quarter ended June 29, 2007 you reassessed the amortization lives and methods of your intangible assets. It appears that the change in amortization methods is a change in accounting principle while the change in amortization lives is a change in accounting estimate under SFAS 154. Please respond to the following comments:

- Please tell us the basis for the changes in the amortization and useful life, including the previous and current methods and lives and the circumstances that resulted in the change in method and life.
- Please tell us why the new amortization method is preferable and demonstrate that the new amortization method better reflects the pattern of consumption of the intangible asset. Refer to paragraph 13 of SFAS 154.
- Tell us how you considered that a preferability letter should be filed for the change in accounting principle as Exhibit 18 in accordance with Rule 10-01(b)(6) of Regulation S-X and SAB Topic 6G(2)(b).
- Please tell us where you have provided the disclosures required by paragraph 17 and 22 of SFAS 154 for the change in accounting principle and accounting estimate, respectively.

21.   Please tell us and revise future filings to disclose, in detail, how you test the intangible assets for impairment. Please describe how you perform the discounted cash flow analysis, how you arrive at estimated future cash flows for both revenues and expenses and how you determine discount rates. You should also fully describe all significant assumptions applied accompanied by management's basis for concluding that those assumptions are reasonable. Please demonstrate that the change in useful life and amortization method of the intangible assets was not an indicator that the intangible assets are impaired under SFAS 144.

Item 4. Controls and Procedures, page 23

22.   We note your statement that your chief executive officer and your chief financial officer "*believe* that the Company's disclosure controls and procedures are effective based on the required evaluation." It does not appear that your certifying officers have reached a definitive conclusion that your disclosure controls and procedures are effective. Please clarify in your response whether management concluded that disclosure controls and procedures were effective at December 28, 2007 and revise future filings to unequivocally state your officers' conclusions regarding the effectiveness of your disclosure controls and procedures.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jong Hwang at (202) 551-3327 or me at (202) 551-3664 if you have questions. In this regard, please do not hesitate to contact Brian Cascio, Accounting Branch Chief at (202) 551-3676 with any other questions.

Sincerely,

Kristin Lochhead
Reviewing Accountant